EXHIBIT 99.2
Indian GAAP Press Release
Infosys Technologies Limited - Financial Release June 30, 2007

Q1 revenues grew by 25.1% year on year; sequential growth flat

Dollar guidance revised upwards; Rupee guidance revised downwards, reflecting appreciating Rupee

Bangalore, India - July 11, 2007

Highlights

Consolidated results for the quarter ended June 30, 2007

  Income was Rs. 3,773 crore for the first quarter ended June 30, 2007; YoY growth was 25.1%
  Net profit after tax* was Rs. 1,079 crore for the quarter ended June 30, 2007; YoY growth was 34.5%
  Earnings per share* increased to Rs. 18.89 from Rs. 14.36 for the corresponding quarter in the previous year; YoY growth was 31.5%

* The net profit for the quarter ended June 30, 2007 includes a reversal of tax provisions amounting to Rs. 51 crore. Excluding this reversal, the earnings per share for the quarter would have been Rs. 18.00 resulting in a YoY growth of 25.3%.

Others

  35 new clients were added during the quarter by Infosys and subsidiaries
  Gross addition of 7,004 employees (net 3,730) for the quarter by Infosys and subsidiaries
  75,971 employees as on June 30, 2007 for Infosys and subsidiaries

"As clients recognize the strategic imperative of global sourcing in an increasingly flat business world, the demand for large end-to-end players like Infosys continues to be strong,"said S. Gopalakrishnan, CEO and Managing Director. "We continue to focus on being a partner of choice to our customers."

Business outlook

The company's outlook (consolidated) for the quarter ending September 30, 2007 and the fiscal year ending March 31, 2008, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP - consolidated

Quarter ending September 30, 2007**

  Income is expected to be in the range of Rs. 3,952 crore and Rs. 3,993 crore; YoY growth of
  14.5% - 15.7%
  Earnings per share is expected  to be  Rs. 18.88 ; YoY growth of 12.7%

Fiscal year ending March 31, 2008**

  Income is expected to be in the range of Rs. 16,238 crore and Rs. 16,433 crore; YoY growth of
  16.9% - 18.3%
  Earnings per share*** are expected to be between Rs. 78.20 and Rs. 79.00; YoY growth of
  13.0% - 14.1%

** Conversion 1 US$ = Rs. 40.58
*** Including tax reversal of Rs. 51 crore and Rs. 124 crore in fiscal 2008 and 2007 respectively. Excluding the tax reversal the Earnings per share are expected to be between Rs. 77.31 and Rs. 78.11; YoY growth of 15.6% to 16.8%

Outlook under US GAAP

Quarter ending September 30, 2007

  Consolidated revenues are expected to be in the range of $ 974 million and $ 984 million; YoY growth of 30.6% - 31.9%
  Consolidated earnings per American Depositary Share are expected to be $ 0.46; YoY growth of 27.8%

Fiscal year ending March 31, 2008

  Consolidated revenues are expected to be in the range of $ 4.00 billion and $ 4.05 billion; YoY growth of 29% - 31%
  Consolidated earnings per American Depositary Share*** are expected to be between $ 1.92 and
  $ 1.94; YoY growth of 25.5% - 26.8%

*** Including tax reversal of US$ 13 mn and US$ 29 mn in fiscal 2008 and 2007 respectively. Excluding the tax reversals the consolidated Earnings per American Depositary Shares are expected to be between $ 1.90 to $ 1.92; YoY growth of 28.4% to 29.7%

Awards and recognitions

Customer delight continues to be a key driver in Infosys' endeavor to deliver all-round excellence to clients. During the quarter, many clients commended Infosys' competence and reliability as a trusted transformation partner.

Sainsbury's, a leading UK food retailer with interests in financial services, selected Infosys as its IT Supplier of the Year for 2006 for the quality of delivery and excellence of its services.

The Royal Bank of Scotland (RBS) named Infosys as its Best Technology Supplier for 2007 for providing a high level of delivery confidence, which enabled it to introduce products to the market faster.

Sears Holdings, a leading US retailer, honored Infosys with two Partner in Progress awards for 2006, for information technology services and client support. The prestigious awards are presented annually to less than one percent of Sears Holdings' 41,000+ suppliers.

DaimlerChrysler named Infosys its IPS (International Procurement Services) Supplier of the Year 2006 in the information technology category. Infosys earned the award by consistently delivering on the four value drivers by which DaimlerChrysler measures its supply base: quality, cost, technology and supply.

Infosys also received recognition for its domain leadership. Readers of Waters, a leading financial technology publication, identified Infosys as the Best Outsourcing Provider for 2007. An independent analyst named Infosys as a leader in global information technology infrastructure outsourcing.

"Our drive to achieve customer delight has met with success, with clients expressing their appreciation of our service quality and delivery excellence,"said S.D. Shibulal, Chief Operating Officer. "Deeper client engagement has resulted in clients other than the top ten growing sequentially by 9.3% during this quarter."

Expansion of services and significant projects

Infosys saw increasing demand for its business solutions and strong growth in service lines such as consulting, engineering services and package implementation. 35 clients were added during the quarter.

A telecommunications major in the UK aims to roll out services rapidly and realize value faster by deploying a new service management platform from Infosys. A global consumer electronics leader is using Infosys' technology and domain expertise in Manufacturing Execution Systems (MES) to reduce development costs and achieve faster time-to-market for new product launches. Infosys has been selected as the IT partner in a business transformation initiative undertaken by one of the world's largest food companies.

Infosys is partnering with an automotive manufacturer in North America to standardize production planning. A global professional services firm is using Infosys' help to define and build a workflow and collaboration tool for client-facing professionals.

An integrated power and security company worked with Infosys to integrate key business processes on a common platform for increased accuracy of customer data, reduced costs, and a unified customer view. A leading provider of diversified financial services used Infosys' help to better integrate data from its newly acquired subsidiaries for improved reporting and compliance. A leading electronics and electrical products manufacturer rolled out an Infosys solution to reduce warehouse maintenance and support costs. A leading UK retailer is working with Infosys to improve scalability and reduce costs by fulfilling customer orders across multiple brands and channels.

Infosys registered new wins in the financial services sector, including two of the largest banks in Europe.

In the UK, a leading housing services provider has selected Infosys to scope, design and implement a business transformation initiative. Infosys is modernizing the legacy IT systems of a leading utility infrastructure operator.

In Canada, Infosys is providing cost-effective best-shoring services to the country's largest telecom provider. Infosys is providing a suite of services including managed infrastructure and performance management to a wholesale distributor of high-end gifts.

Infosys Consulting Inc.

Working in synergy with Infosys business units, Infosys Consulting partnered with global businesses to chart their IT strategy for market leadership and improve the alignment between business and IT in their organizations.

A leading UK retailer focused on food and clothing is working with Infosys Consulting to achieve operational and strategic process improvements through focused solution themes for its IT development function. In the US, a retailer of home improvement and construction products is consolidating delivery across its stores by optimizing transportation and labor costs and a market leader in the grocery and general retail segments is developing a cost estimate and roadmap for replacing its legacy systems with a new Master Data Management solution from Infosys.

In a continuing engagement with one of the largest banking chains in the US, Infosys Consulting has proposed and implemented an organizational structure to help the group increase IT resource utilization and improve service levels.

Finacle®

At the Banker Technology Awards, Finacle®, the universal banking solution from Infosys, received a 'Highly Commended' mention under the back office project category for retail banking.

Finacle® added four new clients, including Emirates Bank, which has selected Finacle® core banking, Islamic banking, CRM and multi-channel alerts to completely revamp its technology infrastructure. During the quarter, 10 client projects went live on Finacle®.

Infosys BPO

Infosys BPO demonstrated its growing capability to undertake highly complex, analytical projects from large global corporations. Infosys BPO's Knowledge Services are helping a Fortune 100 telecom solutions provider to enhance its competitiveness. A telecom leader in Canada is working with Infosys BPO for high-end management reporting, commission payments reporting and procurement analytics.

Process innovation

During the quarter, Infosys applied for 6 patents in the US and India. With this, Infosys has filed an aggregate of 87 patent applications in both countries.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, as on June 30, 2007 was Rs. 6,442 crore (Rs. 3,434 crore as on June 30, 2006). During the quarter, Infosys incurred capital expenditure of Rs. 336 crore (Rs. 193 crore for the quarter ending June 30, 2006). Operating cash flows during the quarter ended June 30, 2007 were Rs. 902 crore (Rs. 464 crore for the quarter ended
June 30, 2006).

"The sharp appreciation of the rupee against all major currencies impacted our operating margins during the quarter," said V. Balakrishnan, Chief Financial Officer. "However, our robust and flexible operating and financial model enabled us to maintain our net margins while absorbing the impact of appreciating currency, higher wages and visa costs. Liquidity has been further strengthened with cash and cash equivalents reaching US$ 1.6 billion."

Human resources

Infosys added 7,004 (gross) employees during the quarter and continues to invest in creating a strong training and recruitment engine to meet its growth objectives.

"Hiring continues to be strong and attrition is under control. We plan to hire 26,000 people for the year,"said T. V. Mohandas Pai, Member of the Board and Head - HRD and Education & Research. "We continue to focus on expanding our global talent outreach. Our investments in training and education are giving us enhanced capabilities to make our clients more competitive."

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a flat world. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 75,000 employees in over 40 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	June 30, 2007	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	11,904	10,876
	12,190	11,162
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	3,985	3,889
Less: Accumulated depreciation	1,872	1,739
Net book value	2,113	2,150
Add: Capital work-in-progress	1,182	957
	3,295	3,107
INVESTMENTS	839	839
DEFERRED TAX ASSETS	84	79
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	2,343	2,292
Cash and bank balances	4,693	5,507
Loans and advances	2,382	1,162
	9,418	8,961
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,149	1,162
Provisions	297	662
NET CURRENT ASSETS	7,972	7,137
	12,190	11,162
NOTE:
The audited Balance Sheet as at June 30, 2007 has been taken on record at the board meeting held on July 11, 2007.

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended June 30
	2007	2006
Income from software services and products	3,551	2,867
Software development expenses	2,111	1,615
GROSS PROFIT	1,440	1,252
Selling and marketing expenses	171	167
General and administration expenses	259	211
	430	378
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION	1,010	874
Interest	-	-
Depreciation	134	97
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	876	777
Other income, net	255	129
Provision for investments	-	3
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	1,131	903
Provision for taxation	103	104
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEMS	1,028	799
Income from sale of investments (net of taxes)	-	6
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS	1,028	805
Balance Brought Forward	4,844	2,195
Less: Residual dividend paid	-	4
Additional dividend tax	-	1
	4,844	2,190
AMOUNT AVAILABLE FOR APPROPRIATION	5,872	2,995
Dividend
Interim	-	-
Final	-	-
Total dividend	-	-
Dividend tax	-	-
Amount transferred to general reserve	-	-
Balance in profit and loss account	5,872	2,995
	5,872	2,995
EARNINGS PER SHARE*
Equity shares of par value Rs. 5/- each
Before Exceptional Items
Basic	18.00	14.45
Diluted	17.93	14.11
After Exceptional Items
Basic	18.00	14.57
Diluted	17.93	14.23
Number of shares used in computing earnings per share
Basic	57,12,09,862	55,28,24,726
Diluted	57,33,39,994	56,60,38,472
* adjusted for issue of 1:1 bonus shares issued in July 2006

NOTE:
  The audited Profit & Loss Account for the quarter ended June 30, 2007 has been taken on record at the board meeting held on July 11, 2007
  A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. Crore
Consolidated Balance Sheet as at	June 30, 2007	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	12,053	10,969
	12,339	11,255
MINORITY INTEREST	4	4
	12,343	11,259
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	4,743	4,642
Less: Accumulated depreciation	1,979	1,836
Net book value	2,764	2,806
Add: Capital work-in-progress	1,199	965
	3,963	3,771
INVESTMENTS	-	25
DEFERRED TAX ASSETS	99	92
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	2,496	2,436
Cash and bank balances	5,133	5,871
Loans and advances	2,428	1,214
	10,057	9,521
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,465	1,469
Provisions	311	681
NET CURRENT ASSETS	8,281	7,371
	12,343	11,259
NOTE:
  Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited ("Infosys"or "company") and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.
  The audited Balance Sheet as at June 30, 2007 has been taken on record at the board meeting held on July 11, 2007.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended June 30
	2007	2006
Income from software services, products and business process management	3,773	3,015
Software development and business process management expenses	2,169	1,666
GROSS PROFIT	1,604	1,349
Selling and marketing expenses	205	204
General and administration expenses	315	256
	520	460
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	1,084	889
Interest	-	-
Depreciation	144	106
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	940	783
Other income, net	253	128
Provision for investments	-	3
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	1,193	908
Provision for taxation	114	106
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	1,079	802
Income from sale of investments (net of taxes)	-	6
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	1,079	808
Minority Interest	-	8
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	1,079	800
Balance Brought Forward	4,941	2,219
Less: Residual dividend paid	-	4
Additional dividend tax	-	1
	4,941	2,214
AMOUNT AVAILABLE FOR APPROPRIATION	6,020	3,014
Dividend
Interim	-	-
Final	-	-
Total dividend	-	-
Dividend tax	-	-
Amount transferred to general reserve	-	-
Balance in profit and loss account	6,020	3,014
	6.020	3.014
EARNINGS PER SHARE*
Equity shares of par value Rs. 5/- each
Before Exceptional Items
Basic	18.89	14.36
Diluted	18.82	14.02
After Exceptional Items
Basic	18.89	14.48
Diluted	18.82	14.14
Number of shares used in computing earnings per share
Basic	57,12,09,862	55,28,24,726
Diluted	57,33,39,994	56,60,38,472
* adjusted for issue of 1:1 bonus shares issued in July 2006
The audited Profit & Loss Account for the quarter ended June 30, 2007 has been taken on record at the board meeting held on July 11, 2007